

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2010

Robert Aquilina
Chairman and Chief Executive Officer
CBaySystems Holdings Limited
9009 Carothers Parkway
Franklin, TN 37067

> **Re: CBaySystems Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed on October 18, 2010**
> **File No. 333- 169997**

Dear Mr. Aquilina:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your preliminary prospectus cover page does not have a placeholder sentence for a price range for your offered securities. If you intend to price the securities based upon your existing home market price on the AIM, please disclose a percentage range based upon that price within which you intend to price the securities. See Item 501(b)(3) of Regulation S-K. In this regard, we will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please advise as to the timing of your delisting of your common stock on the AIM relative to listing on The NASDAQ Global Market.

3. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Table of Contents, page i

4. In the last paragraph on this page, you discuss the industry publications, market data and other statistical information included in or relied upon in your filing. You state that such "[i]ndependent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information." As you know, the company is responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

Prospectus Summary, page 1

5. With respect to all third-party statements in your prospectus, including the industry and market data from the U.S. Centers for Medicare and Medicaid Services, ValueNotes Database Pvt. Ltd., and the Archives of Pathology and Laboratory Medicine presented in your summary and/or elsewhere in the prospectus, please supplementally provide us with the relevant portions of such publications and ensure that the dates of the publications are disclosed. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether the reports were prepared for you.

6. Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Some examples of assertions or references that need support include the following:

- "We are the largest provider by revenue of clinical documentation solutions based on the physician narrative in the United States."
- "We believe we have a significantly lower cost structure than many of our competitors."
- "At the time of [the MedQuist Acquisition], MedQuist Inc. was the largest U.S. medical transcription service provider by revenue…."
- "Spheris was the second largest U.S. medical transcription service provider by revenue at the time [of the Spheris Acquisition]."

- "We believe that our production cost structure is among the lowest in the industry, which allows us to offer competitive prices while continuing to invest in the development of new technologies and services."
- "We have the largest production capacity, and we believe that our operational capabilities and implementation time for new accounts are unsurpassed."

7.   We note the inclusion in your summary of the company's Adjusted EBITDA for 2007 and 2009 and the cross-reference to the reconciliation of net income (loss) attributable to CBaySystems to Adjusted EBITDA elsewhere in the filing. Please also clearly identify Adjusted EBITDA as a non-GAAP financial measure.

Our Competitive Strengths, page 2

8.   We note that you highlight several of the company's competitive strengths. In order to provide greater balance to your summary, please also address the most material uncertainties and challenges the company faces, for example those relating to the potential reduced demand for transcription services or your significant debt load, as discussed in risk factors.

Recent Developments

Recapitalization Transactions, page 5

9.   We note that in October 2010 MedQuist incurred $85 million of indebtedness through the issuance of senior subordinated notes and $200 million of indebtedness under a term loan pursuant to its senior secured credit facility. If you intend to use some of the proceeds from this offering to repay any of the senior subordinated notes or the term loan, please revise your Use of Proceeds section accordingly, and elsewhere as appropriate.

Exchange Transactions, page 5

10.   You refer to the contemplated unregistered exchange of CBaySystems common stock for MedQuist common stock pursuant to the September 30, 2010 exchange agreement as the "MedQuist Exchange," and you refer to the public exchange offer for which you have filed a registration statement on Form S-4 as the "Exchange Offer." The similarity of these defined terms may be confusing to readers. Accordingly, please consider revising the term "MedQuist Exchange" for the contemplated unregistered exchange.

Risk Factors

Risks Related to Our Business

"Our indebtedness could adversely affect our ability to raise additional capital…," page 17

11.   Please briefly disclose your debt service obligations.

"We may not own 100% of the stock of our subsidiaries," page 23

12.   You state that following the MedQuist Exchange and the Exchange Offer, if you do not
        then own 100% of MedQuist's outstanding shares, "[y]our ability to gain 100%
        ownership of MedQuist Inc. could be adversely affected by provisions of New Jersey
        corporate law that limit certain business combinations between corporations such as
        MedQuist Inc. organized in New Jersey and their significant shareholders." In your
        response letter, please cite and briefly describe the provisions of New Jersey corporate
        law to which you refer. Ensure that your disclosure describes with sufficient specificity
        the current legal impediments to your obtaining 100% ownership of MedQuist. Discuss
        the steps that would be required for you to cash out, or otherwise eliminate, the remaining
        minority shareholders of MedQuist following the registered exchange offer, using a
        short-form back-end merger or otherwise. Further, to the extent that you intend to effect
        a short-form back-end merger or otherwise eliminate the remaining minority shareholders
        of MedQuist following the registered exchange offer, provide disclosure to this effect
        where appropriate in your filing.

"Our largest stockholder will exercise significant control over our company," page 24

13.   Please advise whether you intend to file as an exhibit to the registration statement the
        stockholders agreement with affiliates of SAC PCG to which this risk factor refers. If
        not, please advise how you determined this agreement is not required to be filed pursuant
        to Item 601(b)(4) or (b)(10) of Regulation S-K. Further, we assume that after this
        offering, CBay will not be a "controlled company" for purposes of the NASDAQ
        corporate governance rules. Please confirm.

Reincorporation and Share Conversion, page 27

14.   You disclose that immediately prior to the consummation of the offering, you intend to
        convert from a British Virgin Islands company to a Delaware corporation. Please advise
        in your response letter how you intend to effect this conversion, for example pursuant to a
        merger or otherwise, and whether the contemplated conversion will be submitted to a
        vote of your shareholders. In addition, tell us the exemption or other theory upon which
        you are relying to effect this transaction without registration under the Securities Act of
        1933, and provide us with your analysis in support of the applicability of such exemption
        or theory.

Use of Proceeds, page 28

15.   You state that you intend to use the net proceeds from the offering for "working capital
        and other general corporate purposes." We note further that you may also use a portion
        of the proceeds for acquisitions, although you do not currently have any acquisition or

investment planned. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, for example with respect to any particular capital expenditures that you expect to make, or repayment of debt, as well as the approximate amounts intended to be used for each such purpose, to the extent known. If you do not have current specific plans for the proceeds, or a significant portion thereof, please so state and discuss the principal reasons for the offering. See Item 504 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

6. Pro Forma Adjustments Related to the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2009, page 39

16.   We note adjustment (c) that eliminates Spheris's historical goodwill impairment. Please explain your basis for excluding this charge and tell us how this adjustment meets the criteria in Rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Valuation of Long-Lived and Other Intangible Assets and Goodwill, page 55

17.   We note your disclosure here and on pages F-14 and F-20 that purchase price allocations were "based on independent appraisals." However, we also note your disclosure on page F-26 that indicates that the purchase price allocation of MedQuist "considered the report of an independent valuation firm." If true, please revise your disclosures on pages 55, F-14 and F-20 to provide disclosure of the valuation firm's involvement consistent with your disclosure on page F-26.

Liquidity and Capital Resources, page 68

18.   We note that you provide no discussion of cash flows from operating activities for the three year period ended December 31, 2009. In this regard, we note significant fluctuations in accounts receivable, deferred revenue and accrued expenses yet the reasons for such large changes and how they impacted operating cash flow have not been disclosed. Please revise your disclosures to include discussion on the underlying reasons for each material change in your operating cash flows to better explain the variability in your cash flows. We refer you to Section IV.B.1 of SEC Release No. 33-8350 for guidance.

Business

Intellectual Property, page 81

19.   You disclose that you license from third parties speech recognition software that you
        incorporate into certain of your key products and solutions, including your DEP,
        SpeechQ for Radiology and SpeechQ for General Medicine proprietary products. Risk
        factor disclosure on page 18 indicates that the loss of these licenses could adversely
        impact your business. To the extent these licenses are material to your business, the
        agreements and their material terms should be discussed, and the extent of your
        dependence on the agreements should be quantified or otherwise described. See Item
        101(c)(1)(iv) of Regulation S-K. Further, please tell us what consideration you gave to
        filing these agreements as exhibits to the registration statement pursuant to Item
        601(b)(10)(ii)(B) of Regulation S-K.

Properties, page 82

20.   We note from the Form 10-K filed by MedQuist Inc. for its fiscal year ended December
        31, 2009, that its Norcross facility is material to MedQuist's business. Please tell us how
        you concluded that you are not required to disclose MedQuist's lease for its Norcross
        facility pursuant to Item 102 of Regulation S-K and file the lease agreement pursuant to
        Item 601(b)(10)(ii)(D) of Regulation S-K or incorporate it by reference from a Medquist
        filing.

Management

Board of Directors, page 86

21.   For each director, briefly discuss the specific experience, qualifications, attributes or
        skills that led to the conclusion that the person should serve as a director for CBay. See
        Item 401(e) of Regulation S-K.

22.   You state that you expect to have an independent director under the corporate governance
        standards of The NASDAQ Global Market and the independence standards of Rule 10A-
        3 of the Exchange Act at the completion of the offering.   Tell us, with a view to
        disclosure, whether you have identified any director to be added, and whether any
        nominee you have identified has agreed to serve. To the extent the amended registration
        statement identifies any nominees who are not signatories, please include a consent from
        each such nominee that he or she has agreed to serve as a director, as required by Rule
        438 under the Securities Act.

Compensation Discussion and Analysis

Elements of Compensation, page 89

23.   You state that in making compensation decisions, your remuneration committee and
       MedQuist's compensation committee "consider the competitiveness of compensation
       both in terms of individual pay elements and the aggregate compensation package
       provided to our NEOs," and you state in the following subsection that the committees
       believe that the initial salaries of your named executive officers were "set at levels
       competitive with individuals with similar responsibilities in similarly-sized public
       companies in the healthcare IT sector."

       Please clarify whether you engage in benchmarking with respect to overall compensation,
       base salaries or any other material element of compensation for your named executive
       officers. If so, please name the peer companies used for benchmarking purposes, and for
       each applicable material element of compensation, identify the benchmark and disclose
       clearly where actual payments fell in comparison to the targeted benchmark. In this
       regard, the statement that the committees believe that base salaries of your executives are
       "at levels competitive with" executives at the peer companies is insufficiently specific.
       Refer to Item 402(b)(2)(xiv) of Regulation S-K. If you do not benchmark base salaries
       for your executives, please clarify the manner in which you utilize the information
       regarding compensation practices from the comparable companies.

2009 Incentive Plans

Performance Measures

24.   Please expand your discussion to provide additional analysis of the effect of individual
       performance on awards under your annual cash incentive plan, to the extent material to
       an understanding of your compensation policies and decisions. We note that you have
       disclosed in the table on the top of page 52 the level of achievement of each named
       executive officer's personal performance for 2009 and the amount of incentive
       compensation awarded for such personal performance. Please also disclose the elements
       of individual performance, both quantitative and qualitative, and specific contributions
       the remuneration and compensation committees considered in evaluating individual
       performance for purposes of incentive compensation. See Item 402(b)(2)(vii) of
       Regulation S-K.

25.   We note that you used certain Adjusted EBITDA performance targets to determine 2009
       annual cash incentive compensation for your named executive officers. Please clearly
       identify the Adjusted EBITDA metrics as non-GAAP financial measures, and briefly
       explain how they are calculated from your audited financial statements. Refer to
       Instruction 5 to Item 402(b) of Regulation S-K.

26. In addition, with respect to the consolidated Adjusted EBITDA metric for CBaySystems as calculated under your incentive plan, please advise whether this metric is calculated differently than the Adjusted EBITDA metric your management uses to assess CBaySystems' operating performance, as disclosed in your management's discussion and analysis and elsewhere in the registration statement. In this regard, we note that you indicate that the Adjusted EBITDA performance target under your 2009 incentive plan was $69.1 million and was achieved at 110%; however, you disclose in MD&A and elsewhere that the company had Adjusted EBITDA of $60.1 million for fiscal 2009. To the extent that these Adjusted EBITDA figures are calculated differently, please revise your compensation discussion and analysis to explain the differences in how they are calculated, and why you determined it was appropriate to use a different Adjusted EBITDA metric for purposes of executive compensation. than for purposes of assessing operating performance generally.

Principal and Selling Stockholders, page 104

27. The principal and selling stockholder table indicates that the number of CBaySystems shares beneficially held by S.A.C. PEI CB Investment, L.P. (89,988,851) will remain unchanged following the offering. However, we note from disclosure beginning on page 106 that pursuant to your consulting services agreement with S.A.C. PEI II and Lehman Brothers Commercial Corporation Asia, you anticipate issuing approximately 4.5 million shares to the counterparties in satisfaction of your obligations under the agreement upon the closing of this offering and the MedQuist Exchange. Please tell us what consideration you gave to providing footnote or other appropriate disclosure regarding the shares issuable to S.A.C. PEI II pursuant to the consulting services agreement in your principal and selling stockholder section.

Certain Relationships and Related Party Transactions

Related Person Transaction Approval Policy, page 108

28. You express an intent to adopt a related party transaction policy upon completion of this offering. Please describe the company's historical policies and procedures for the review, approval or ratification of related party transactions, and identify any related-party transaction required to be reported under Item 404(a) of Regulation S-K where such policies and procedures did not require review, approval or ratification, or whether such policies and procedures were not followed. See Item 404(b) of Regulation S-K and Instruction 1 to Item 404.

Corporate Opportunity, page 115

29. You disclose that your certificate of incorporation will provide that you renounce any interest in any business opportunity that may be a corporate opportunity for the SAC stockholders or your non-employee directors, unless such opportunity is expressly

offered to such person solely in his or her capacity as your director or officer. Please describe the general kinds of corporate opportunities, if any, that you anticipate will be renounced by the company pursuant to this provision of your certificate of incorporation, and tell us what consideration you gave to providing related risk factor disclosure.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2, F-3

30.   We note that the financial statements for the years ended December 31, 2008 and 2009 were audited by KPMG and the financial statements for the year ended December 31, 2007 were audited by Grant Thornton. Please revise to provide the disclosures required by Rule 304 of Regulation S-K. See Item 11(i) of Form S-1.

Notes to Consolidated Financial Statements

9. Contractual Obligations

Other Commitments-Related Party, page F-25

31.   Please revise and expand your disclosure regarding the Consulting Services agreement entered into August 19, 2008 to include the nature of the services provided and any other material terms of the agreement. As part of your response, please tell us why these amounts have been recorded as capital transactions and refer to any authoritative guidance you relied upon when determining your accounting.

15. Stock Option Plans, page F-38

32.   We note that 9,935 options were granted in April 2009 with an exercise price of $1.48 per share. We further note on the table on page F-39 you disclose that 10,086 options were granted in 2009 with a weighted average exercise price of $1.11. Please tell us how the weighted average exercise price was calculated as it appears to be low based on the exercise price of your April 2009 grant.

16. Income Taxes, page F-43

33.   We note your disclosure on page F-44 that you benefit from an income tax holiday in India. Please tell us how you considered disclosing the aggregate dollar amount and per share effects of the tax holiday as contemplated by SAB Topic 11C.

Part II

Item 15. Recent Sales of Unregistered Securities

34.   The warrant issued in March 2009 does not appear to be disclosed in your financial statements. Please revise to include disclosure of this warrant and the relevant terms. Also, tell us where it is recorded and how you accounted for it with reference to the applicable accounting guidance you followed.

35.   We note you issued 651,881 shares of common stock in May 2010 under the terms of the Consulting Services Agreement. This appears to be the same agreement disclosed on page F-25 however, this share issuance is not included in the disclosure. Please revise to include the issuance of such shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (212) 455-2502
        D. Rhett Brandon, Esq.
        Simpson Thacher & Bartlett LLP